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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-6580
(Check One):                                                                                        -----------------------------
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 [X] Form 10-K and Form 10-KSB [ [ Form 20-F [ ] Form 11-K
 [ ] Form 10-Q  and Form 10-QSB[ ] Form N-SAR                                                               CUSIP NUMBER
                                                                                                             705019 404
     For Period Ended:  December 31, 1997                                                           -----------------------------
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     [ ] Transition  Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report
     on Form 10-Q [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
     Pease Oil and Gas Company
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Full Name of Registrant
     N/A
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Former Name if Applicable
     751 Horizon Court, Suite 203
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Address of Principal Executive Office (Street and Number)
     Grand Junction, Colorado 81506-8758
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated  without  unreasonable |
        effort or expense; |
  |X|   | (b) The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, |
        or portion  thereof,  will be filed on or before the  fifteenth  calendar day following  the  prescribed  due date; or the |
        calendar day following the prescribed due date; and | subject quarterly report of transition report on Form 10-Q, or portion
        thereof will be filed on or before the fifth | calendar day following the prescribed due date; and | | (c) The  accountant's
        statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        | The  subject  report  could not be filed  without  unreasonable  effort or expense  because the  Registrant  retroactively converted to the full cost accounting  method from the successful  efforts method of accounting for oil and gas activities for the year ended December 31, 1997 and prior years.  Additional time was required to accumulate information necessary to complete the conversion.

                                                                                                     (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Patrick J. Duncan                                  970                                  245-5917
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the
    Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that the  registrant  was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

          The Net loss applicable to common  stockholders for 1997 is expected to be approximately $16 million (or $1.22 per share), compared to a loss of $1.5 million (or $0.20 per share) for the fiscal year ended  December  31, 1996.  It is expected the
          1997 loss will  include  $12.9  million  of  impairment  charges  related to the  following:  approximately  $6.4  million attributable  to write-down of Rocky Mountain oil and gas assets held for sale as disclosed on Form 8-K filed December 24,
          1997, approximately $4.0 million attributable to write-down of oil and gas properties and $2.5 million associated with the cumulative effect of the full cost accounting method conversion.

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                                                      PEASE OIL AND GAS COMPANY
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                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 1998                                                          By  /s/ Patrick J. Duncan
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                                                                                 Patrick J. Duncan, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

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             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One  signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
    Securities and Exchange  Commission,  Washington,  D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The  information  contained in or filed with the form will be made a matter of public  record in the  Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by  electronic  filers  unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
